UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                  MedQuist Inc.
                                  -------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   584949 10 1
                                   -----------
                                 (CUSIP Number)

                                    COPY TO:

           Seth W. Hamot                              Brian Brodrick, Esq.
    Roark, Rearden & Hamot, LLC                        Phillips Nizer LLP
        420 Boylston Street                             666 Fifth Avenue
         Boston, MA 02116                              New York, NY 10103
          (617) 595-4400                                  212-977-9700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:
            Seth W. Hamot
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            A United States Citizen
--------------------------------------------------------------------------------

                    7.   SOLE VOTING POWER
                             1,938,821

 NUMBER OF         -------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER
BENEFICIALLY                 -0-
  OWNED BY         -------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER
 REPORTING                   1,938,821
   PERSON
    WITH           -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,938,821
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            IN, HC
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:          S.S. OR I.R.S. IDENTIFICATION NO.
                                         OF ABOVE PERSON:

            Costa Brava                  04-3387028
            Partnership III L.P.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            A Delaware Limited Partnership
--------------------------------------------------------------------------------

                    7.   SOLE VOTING POWER
                             1,938,821

  NUMBER OF        -------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER
BENEFICIALLY                 -0-
  OWNED BY
    EACH           -------------------------------------------------------------
  REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON                    1,938,821
    WITH
                   -------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,938,821
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:          S.S. OR I.R.S. IDENTIFICATION NO. OF
                                         ABOVE PERSON:

            Roark, Rearden &             10-0000708
            Hamot, LLC
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            A Delaware Limited Partnership
--------------------------------------------------------------------------------
NUMBER OF           7.   SOLE VOTING POWER
SHARES                       1,938,821
BENEFICIALLY       -------------------------------------------------------------
OWNED BY            8.   SHARED VOTING POWER
EACH                         -0-
REPORTING          -------------------------------------------------------------
PERSON WITH         9.   SOLE DISPOSITIVE POWER
                             1,938,821
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,938,821
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN          [ ]
      SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
            OO - Other
--------------------------------------------------------------------------------

CUSIP No. 584949 10 1

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON:
            Andrew R. Siegel
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY
--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            A United States Citizen
--------------------------------------------------------------------------------

                    7.   SOLE VOTING POWER
                             2,000
 NUMBER OF         -------------------------------------------------------------
   SHARES           8.   SHARED VOTING POWER
BENEFICIALLY                 -0-
  OWNED BY         -------------------------------------------------------------
    EACH            9.   SOLE DISPOSITIVE POWER
 REPORTING                   2,000
   PERSON          -------------------------------------------------------------
    WITH           10.   SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN          [ ]
      SHARES*

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Less than 1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D

      This amendment ("Amendment No. 2") amends the Schedule 13D filed on October 12, 2007, as amended by Amendment No. 1 filed on October 23, 2007, by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel with the Securities and Exchange Commission with respect to the shares of common stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation (the "Issuer"). Each of Costa Brava, Roark, Rearden and Hamot, LLC, Seth W. Hamot and Andrew R. Siegel is referred to herein individually as a "Filer" and collectively as the "Filers."

Item 4.  Purpose of Transaction.

      Item 4 is hereby amended by adding the following:

      On October 30, 2007, Kasowitz, Benson, Torres & Friedman LLP, as counsel to and on behalf of Costa Brava, sent a letter to the Issuer. The letter makes a demand upon the Issuer under Section N.J.S.A. 14A:5-28(3) of the New Jersey Business Corporation Act to permit Costa Brava and its agents to inspect and make copies or abstracts of certain corporate documents. A copy of the letter is filed as Exhibit G hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

      (a), (b) The Filers (other than Andrew R. Siegel) are the beneficial owners of 1,938,821 shares of Common Stock (approximately 5.20% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-K on August 31, 2007). Mr. Siegel is the beneficial owner of 2,000 shares of Common Stock representing less than 1% of the issued and outstanding shares of Common Stock.

      The Filers have the sole power to vote and sole power to dispose of such shares to which this Amendment No. 1 relates.

      (c) The Filers have not purchased or sold shares of Common Stock of the Issuer since their filing on Schedule 13D on October 12, 2007.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Material to be Filed as Exhibits.

Exhibit A -- Agreement Regarding the Joint Filing of Schedule 13D. [Previously filed.]

Exhibit B -- Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed.]

Exhibit C -- Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P. against MedQuist Inc. in the Superior Court of New Jersey. [Previously filed.]

Exhibit D -- Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed.]

Exhibit E -- Letter dated October 11, 2007 from the Filers to the Issuer. [Previously filed.]

Exhibit F -- Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

Exhibit G -- Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007

                                         COSTA BRAVA PARTNERSHIP III L.P.

                                         By: Roark, Rearden & Hamot, LLC, its
                                             General Partner

                                         By: /s/ Seth W. Hamot
                                             -----------------------------------
                                             Seth W. Hamot
                                             President

                                         SETH W. HAMOT

                                         By: /s/ Seth W. Hamot
                                             -----------------------------------
                                             Seth W. Hamot

                                         ROARK, REARDEN & HAMOT, LLC

                                         By: /s/ Seth W. Hamot
                                             -----------------------------------
                                             Seth W. Hamot
                                             President

                                         ANDREW R. SIEGEL

                                         By: /s/ Andrew R. Siegel
                                             -----------------------------------
                                                 Andrew R. Siegel

                                  EXHIBIT INDEX

Exhibit   Description
-------   -----------
A         Agreement Regarding the Joint Filing of Schedule 13D.
          [Previously filed]

B Information concerning the Filers' transactions for the period from August 13, 2007 to October 11, 2007. [Previously filed]

C         Complaint filed on October 9, 2007 by Costa Brava Partnership III L.P.
          against MedQuist Inc. in the Superior Court of New Jersey.
          [Previously filed]

D Order to Show Cause issued by the Superior Court of New Jersey on October 10, 2007. [Previously filed]

E         Letter dated October 11, 2007 from the Filers to the Issuer.
          [Previously filed]

F Preliminary Proxy Statement dated October 19, 2007. [Incorporated by reference to the Preliminary Proxy Statement filed with the SEC on October 19, 2007.]

G Letter from counsel to Costa Brava Partnership III L.P. to the Issuer dated October 30, 2007.

                                                                       Exhibit G

                                October 30, 2007




VIA E-MAIL AND FEDEX
--------------------

Matthew H. Adler, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, PA 19103-2799

        Re:    MedQuist Inc.

Dear Mr. Adler:

        We represent Costa Brava Partnership III, LP ("Costa Brava"), the beneficial owner of 1,938,821 shares -- approximately 5.17% -- of the common stock issued by MedQuist Inc. ("MedQuist" or the "Company"). Costa Brava has retained us to determine whether MedQuist, its officers, directors and its controlling shareholder, Koninklijke Philips Electronics N.V. ("Philips"), have violated fiduciary duties, and other obligations, to MedQuist shareholders.

        Accordingly, this letter shall serve as a formal request on behalf of Costa Brava to inspect and copy the Company's list of all shareholders and the books and records of accounts and minutes of all proceedings of shareholders, board and executive committees from January of 2000 until the present pursuant to N.J.S.A. 14A:5-28(3). We demand that such an inspection take place on or before Friday, November 9, 2007. In addition, we hereby demand, pursuant to N.J.S.A. 14A:5-28(3)-(4) that the Company provide to the undersigned for copying all agreements, memoranda, correspondence, opinions, notes, analyses, e-mails, financial and other documentation related to the Company's dealings with Philips and the Philips group of companies since Philips became controlling shareholder. See Delmarmo Assocs. v. N.J. Eng'g & Supply Co., 424 A.2d 847, 849 (N.J. Super. Ct. App. Div. 1980); Wyckoff v. Hardware Supply Co., 46 A.2d 669, 670 (N.J.
1946).

        Please contact me before close of business on Thursday, November 1, 2007, to arrange for a mutually convenient time to perform the above described inspection and to outline your plan to provide us with the items described herein. If I do not hear from you in the time prescribed, I will assume that the Company refuses both to produce its books and records for inspection and to provide us documents as required by statute.

        This letter is without prejudice to all of Costa Brava's rights and remedies, all of which are expressly reserved.


                                              Sincerely,



                                              /s/ Andrew K. Glenn
                                              ----------------------------------
                                              Andrew K. Glenn

cc:  Barry M. Abelson, Esq.